Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

		Ratio of Earnings to Fixed Charges
(Amounts in thousands except Ratio of Earnings to Fixed Charges)	Six months ended	Fiscal Year
Earnings:	June 30, 2018	2017	2016	2015	2014	2013
Add:
Income before taxes	$280,754	$537,045	$523,717	$539,101	$549,061	$485,210
Fixed charges	78,830	82,133	68,838	63,158	63,098	64,194
Amortization of capitalized interest	2,589	5,000	4,723	4,198	3,734	3,087
Less:
Capitalized interest	(2,692)	(4,176)	(4,035)	(5,893)	(5,572)	(6,629)
Total Earnings available for fixed charges	$359,481	$620,002	$593,243	$600,564	$610,321	$545,862

Fixed Charges:
Interest expense	$69,841	$65,363	$52,989	$46,062	$46,067	$46,767
Capitalized interest	2,692	4,176	4,035	5,893	5,572	6,629
Portion of rental expense which represents interest factor[1]	6,297	12,594	11,814	11,203	11,459	10,798
Total Fixed charges	$78,830	$82,133	$68,838	$63,158	$63,098	$64,194
Ratio of Earnings to Fixed Charges	4.56	7.55	8.62	9.51	9.67	8.50
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(1) Represents one-third of rental expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.